July 3, 2014

Via EDGAR

Jennifer Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Dear Mr. Spirgel:

Re:

Innocent, Inc. (the “Company”)

Item 4.02 Form 8-K

Filed May 20, 2014

File No. 333-150061

I am President of the Company and write this letter on behalf of the Company.  Your comments are reprinted below along with our response and, if applicable, our proposed changes:

Item 4.02 Form 8-K filed May 20, 2014

1.

Please amend your filing to specifically disclose whether your audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed the matters disclosed in the filing with your independent accountant as required by Item 4.02(a)(3) of Form 8-K.

ANSWER:  We have included the requested disclosure in the Company’s amended Form 8-K.

On behalf of the Company, I acknowledge that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in the response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the writer if you have any further questions.

Yours truly,

Innocent, Inc.

Per: /s/ Terry Lynch

Terry Lynch

President